

April 11, 2014

Via E-mail
Hu Xiaoming
President and Chief Executive Officer
Kandi Technologies Group, Inc.
Jinhua City Industrial Zone
Jinhua, Zhejiang Province
People's Republic of China
Post Code 321016

    Re: Kandi Technologies Group, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2013
           Filed March 17, 2014
           File No. 001-33997
           Response dated March 25, 2014

Dear Mr. Hu:

We have reviewed your response letter dated March 25, 2014 and your Form 10-K for the fiscal year ended December 31, 2013 filed March 17, 2014 and have the following comments. Our comments ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by confirming that you will revise your document in future filings and providing the requested information. If you do not believe our comments applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Item 1. Business, page 1

Customers, page 10

1. We note your response to prior comment 1 and the disclosure included on pages 10 and F-24. However, your disclosure on page 53 stating that there were no transactions involving any of your current Directors or executive officers and there were no transaction involving other related persons is in contradiction. We believe that Eliteway Motorsports is a related party to you since its sole shareholder is the son of your Chairman and CEO. Any immediate family member of a director or executive officer, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law,

brother-in-law, or sister-in-law of such director or executive officer, is considered a related party. Please revise this disclosure accordingly.

Management's Discussion and Analysis, page 26

Overview, page 26

2. In the second paragraph of the overview section, you present a non-GAAP net income increase of 23.9%. Please revise to include the comparable GAAP measure to balance the presentation. Conform elsewhere in your filing where non-GAAP measures are presented.

Revenues, page 28

EV Products, page 28

3. Please tell us and disclose in greater detail your EV sharing project. Tell us who your business partners are that are helping you to build a network of public EV sharing stations and tell us how you recognize revenue from your EV sharing network.

Interest Income (Expense), Net, page 31

4. Please quantify all factors contributing the change in interest income (expense) so your investors can see the contribution from each factor.

Notes to Consolidated Financial Statements, page F-9

Note 19: Taxes, page F-32

(a) Corporate Income Tax, page F-32

5. Please tell us and revise your disclosure to more clearly disclose how your effective income tax rate was reduced from 25% to 12.48%. Your disclosure appears to indicate that since you qualified as a high technology company in China, you are entitled to pay a reduced income tax rate of 15% but after combining with the research and development tax credit of 25% on certain qualified research and development expenses, the final effective reduced income tax rate was 16.68% (an increase of 1.68%). It is not clear how the combined tax benefits were 50.1% or how the actual effective income tax rate was reduced from 25% to 12.48% of the 2013 taxable corporate income.

You may contact Patrick Kuhn at (202) 551-3308 or me at (202) 551-3380 with any questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief